Filed pursuant to Rule 433

Registration No. 333-238461

August 18, 2020

Final Term Sheet
USD 2,000,000,000 0.750% Global Notes due 2030

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 2,000,000,000

Denomination:	USD 1,000

Maturity:	September 30, 2030

Redemption Amount:	100%

Interest Rate:	0.750% per annum, payable semi-annually in arrears

Date of Pricing:	August 18, 2020

Closing Date:	August 25, 2020

Interest Payment Dates:	March 30 and September 30 in each year

First Interest Payment Date:	March 30, 2021 (for interest accrued from, and including, August 25, 2020 to, but excluding, March 30, 2021)

Interest Payable on First Interest Payment Date:	USD 8,958,333.33 (for aggregate principal amount of USD 2,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.477%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.302%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769JG03

CUSIP:	500769 JG0

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	BNP PARIBAS BofA Securities Citi

Stabilization Manager:	BNP Paribas

Registrar:	The Bank of New York Mellon SA/NV, Luxembourg Branch

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

Use of Proceeds:

The net proceeds from the sale of the notes will be used in the general business of the issuer.

However, upon issuance, the issuer will enter an amount equal to the net proceeds of the notes, converted into Euros, into an internal register (the “Green Issuance Amount”). Amounts matching requests for disbursements under one of KfW’s loan programs mentioned below will also be recorded in such register and contrasted with the Green Issuance Amount. For these purposes, any such requests made since the beginning of the calendar year in which the notes are issued will be considered.

The issuer will provide allocation reports on an annual basis on its website. Any information available on or accessible through the issuer’s website is not incorporated herein by reference.

KfW’s loan program “Erneuerbare Energien - Standard” (“Renewable Energies - Standard”) aims to promote the development of electricity and heat from renewable resources.

Measures financed through this program may include (but are not limited to) the following project types:

•                Photovoltaic panels;

•                Wind energy (on- and offshore);

•                Hydropower (excluding plants with an installed power exceeding 20MW);

•                Electricity and heat generated in combined heat and power stations from solid biomass (up to a size of 2MW), biogas or geothermal energy;

•                Biogas energy; and

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

•                Grids and plants for the storage of heat or power produced from renewable energy.

KfW’s loan program “Energieeffizient Bauen” (“Energy-efficient Construction”) aims to promote the construction of new energy-efficient residential buildings in Germany. This program mainly promotes energy-efficient buildings with a primary energy consumption of 75% or less compared to the requirements of the German Energy Saving Regulation for new buildings (Energieeinsparverordnung, EnEV 2016).

The common objective of all projects under these two programs is to counter climate change, in particular by reducing greenhouse gas emissions.

Payment of principal and interest on the notes will be made from the issuer’s general funds and will not be linked to the performance of any projects financed under KfW’s programs mentioned above.

If the issuer’s use of the net proceeds from the notes is a factor in your decision to invest in the notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312520205362/d889048d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312520205348/d889037d424b3.htm. Alternatively, BNP Paribas will arrange to send you the prospectus, which you may request by calling toll-free +1 800 854 5674.

Notice by the Managers to Distributors regarding MiFID II Product Governance

The Managers acting in their capacity as manufacturers of the notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Managers in respect of the notes in accordance with the product governance rules under MiFID II has led the Managers to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the Managers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the Managers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.